Exhibit 12

Franklin Street Properties Corp.

Calculation of Ratios of Earnings to Fixed Charges

Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	For the Year Ended
(Dollars in thousands)	2017	2016	2015	2014	2013
Earnings
Add:
Income from continuing operations	$(15,944)	$8,378	$35,014	$13,148	$17,294
Provision for income taxes	400	418	433	498	480
(Earnings) Loss of equity investees	3,604	831	1,451	1,760	1,358
Distributed income of equity investees	1,396	1,023	107	107	108
Fixed charges (see below)	32,680	26,551	25,432	27,433	21,054
Subtract:
Interest capitalized	(293)	(3)	—	—	—
Preferred distributions of consolidated subsidiaries	—	—	—	—	—

Total Earnings	$21,843	$37,198	$62,437	$42,946	$40,294
Fixed Charges:

Interest expensed	32,387	26,548	25,432	27,433	21,054
Interest capitalized	293	3	—	—	—

Interest portion of rent expense which is deemed to be representative of the interest factor	—	—	—	—	—

Total Fixed Charges	$32,680	$26,551	$25,432	$27,433	$21,054
Preferred dividends	—	—	—	—	—
Total combined fixed charges and preferred dividends	$32,680	$26,551	$25,432	$27,433	$21,054

Ratio of earnings to fixed charges	0.67	1.40	2.46	1.57	1.91
Ratio of earnings to combined fixed charges and preferred dividends	0.67	1.40	2.46	1.57	1.91